Exhibit 99-1

Report on Form 53 (Article 36(a) of the Securities (Periodic and immediate reports) Regulations, 5730-1970)
Essence of the event: Makhteshim Agan – Preliminary assessments with regard to financial results

Koor Industries Ltd. ("Koor") hereby gives notice that Makhteshim Agan Industries Ltd. ("Makhteshim Agan"), a public company traded on the Tel Aviv Stock Exchange in which Koor holds approximately 36% (and 39% of the voting rights), reported today that Makhteshim Agan, after initial processing and analysis of its annual financial results, estimates that its annual sales will be in the region of USD 2.090 billion, compared with USD 1.779 billion in 2006, and that sales for the fourth quarter of 2007 will be USD 465 – 485 million, compared with USD 419 million in 2006. Makhteshim Agan also estimates that its net profit for 2007 will be USD 172 – 178 million, compared with USD 83.9 million in 2006, and for the fourth quarter of 2007 will be USD 14 – 20 million, compared with a loss of USD 38.5 million in the fourth quarter of 2006. (Concerning one-off expenses and deductions made by Makhteshim Agan in Q4 2006 amounting to approximately USD 55 million, see Makhteshim Agan's Directors' Report from 12.3.2007 (ref. 2007-1-334823).)

It is emphasized that the above figures are an estimate only, based on preliminary data which have not yet been audited or reviewed by Makhteshim Agan's auditors. The estimate could change, inter alia as a result of the processing and analysis of the financial data by Makhteshim Agan for preparing its annual financial statements, which are scheduled for publication during March 2008.